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                                                                  EXHIBIT (a)(7)



                  ADDENDUM FOR EMPLOYEES IN IRELAND AND MEXICO

TAX INFORMATION

                  This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

                  We do not believe that you will be subject to tax as a result of the exchange of any option for a new option although this result is not completely certain.